UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 5, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Haverty Furniture Companies, Inc.

File No. 1-14445 - CF#36569

Haverty Furniture Companies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2018 and extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 7, 2014.

Based on representations by Haverty Furniture Companies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	August 2, 2018	through February 29, 2024
10.13	10-K	March 7, 2014	through February 29, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary